Filed by Hanover Capital Mortgage Holdings, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-6(b) of the Securities Act of 1934
Subject Company Commission File Number: 001-13417
March 9, 2009
Dear Stockholder:
We have previously sent to you proxy material for the special meeting of stockholders of Hanover Capital Mortgage Holdings, Inc. (“Hanover”) to be held on April 15, 2009. Your board of directors unanimously recommends that stockholders vote FOR the proposed merger of Hanover with Walter Investment Management LLC and FOR each of the other proposals being voted on at the meeting.
Since approval of the merger requires the affirmative vote of a majority of the outstanding shares, your vote is important, no matter how many or how few shares you may own. Please vote TODAY by telephone, via the Internet, or by signing, dating and returning the enclosed proxy card in the envelope provided.
Very truly yours,
Suzette N. Berrios
Vice President, General Counsel and Secretary

REMEMBER:
You can vote your shares by telephone, or via the Internet.
Please follow the easy instructions on the enclosed card.
If you have any questions, or need assistance in voting
your shares, please call our proxy solicitor,
INNISFREE M&A INCORPORATED
TOLL-FREE, at (888) 750-5834
Additional Information and Where to Find It
In connection with the proposed merger, Hanover has filed a registration statement with the SEC on Form S-4, which contains a proxy statement/prospectus. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus has been mailed to stockholders of Hanover and Walter. Stockholders can obtain a free copy of the proxy statement/prospectus, as well as Hanover’s filings on Form 10-K, Form 10-Q and Form 8-K, and other filings, without charge, at the SEC’s website (http://www.sec.gov) and at Hanover’s website (http://www.hanovercapitalholdings.com) under the tab “Investor Relations” and then under the heading “SEC filings.”